Exhibit 99.5

Cable and Wireless plc announces that on 22 November 2004, it purchased 2,000,000 ordinary shares from Cazenove & Co. Ltd at a price of 114.9201p per ordinary share and now holds a total of 18,550,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,371,213,231.

Enquiries:

Cable and Wireless

Investor Relations:

Virginia Porter	Acting Director	+44 20 7315 4460
Craig Thornton	Manager	+44 20 7315 6225
Glenn Wight	Manager	+44 20 7315 4468

Media:

Lesley Smith	Director Corporate Affairs	+44 20 7315 4410
Steve Double	Head of Media Communications	+44 20 7315 6759
Peter Eustace	Group Manager, Media Relations	+44 20 7315 4495
Rollo Head/Julius Duncan	Finsbury	+44 20 7251 3801

End.